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SEC FILE NUMBER
8 - 66463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   4/6/2004 (Date of inception)   AND ENDING   12/31/2004

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henley & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   EAB Plaza-West Tower

                                    (No. and Street)

FEB 28 2005

Uniondale	New York		11556
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Francis P. Gemino   (516)-794-5520

                                                                  (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Rothstein, Kass and Company, PC

                               (Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	7068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)
        *Potential persons who are to respond to the collection of information
        contained in this form are not required to respond unless the form displays
        a currently valid OMB control number.*



OATH OR AFFIRMATION

I,___Francis P. Gemino_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Henley & Company LLC_____, as of _____December 31,_____,20__4_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
CEO (CHIEF EXECUTIVE OFFICER
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Member's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

HENLEY & COMPANY LLC

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the member
Henley & Company LLC

We have audited the accompanying statement of financial condition of Henley & Company LLC. (the "Company") as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Henley & Company LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 20, 2005

HENLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	218,763
Deposit with clearing broker		100,303
Office equipment, net		5,577
Other assets		16,359
	$	341,002

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	28,995
Due to affiliate		9,583
Total liabilities		38,578
Member's equity		302,424
	$	341,002

HENLEY & COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business

Henley & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist principally of engaging in securities principal transactions and providing investment banking services. The Company did not commence operations until January of 2005.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Office Equipment

Office equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, accordingly, does not record a provision for income taxes because the individual member reports his share of the Company's income or loss on his individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Office equipment

Details of office equipment at December 31, 2004 are as follows:

Computer hardware	$	1,100
Computer software		4,661
		5,761
Less accumulated depreciation and amortization		184
	$	5,577

4. Deposit with clearing broker

Pursuant to an agreement with a clearing broker, the Company was required to maintain a clearing deposit of $100,000.

5. Net capital requirement

As a member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the initial year of operations, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $280,000, which was approximately $230,000 in excess of its minimum requirement of $50,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Related party transactions

At December 31, 2004, the Company owed $9,583 to Henley Capital Management, Inc., a related party. The balance arose from the payment of organization costs by Henley Capital Management, Inc. on behalf of the Company.

8. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions for these securities will be carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

9. Subsequent event

The Company is currently in the process of assigning certain contracts from Henley Capital Management, Inc., a related company, such as the lease agreement for the office space and the 401(k) plan for its employees. As such, beginning with the commencement of operations on January 5, 2005, the Company will be paying for all expenses relating to its broker-dealer operations.